Exhibit 99.5

Colony NorthStar Acquisitions, LLC 515 South Flower Street, 44th Floor Los Angeles, CA 90071 Attn: Mr. Brian Lee, Managing Director	November 20, 2017

Re: Valuation Services of Certain Assets and Liabilities of Colony NorthStar Acquisitions, LLC

Dear Mr. Lee,

As you requested, we have provided valuation services, set forth below, for Colony NorthStar Acquisitions, LLC (the “Company” or “Colony”). The valuation services were completed on the Company’s assets and liabilities, which primarily consist of real estate properties, mortgage debt, LP interests, debt marks, loan portfolios and CRE CLO positions (collectively, the “Investments”). These valuation services were completed in connection with a business combination transaction (the “Transaction”) between NorthStar Real Estate Income Trust, Inc. (“Nova I”), NorthStar Real Estate Income II, Inc. (“Nova II”), and Colony or an affiliate thereof (“Constellation”). The Company’s certain assets and liabilities were valued as of March 31, 2017 (the “Valuation Date”).

Our market value estimates are subject to the definition of market value, the General Assumptions and Limiting Conditions, any Extraordinary Assumptions or Hypothetical Conditions, and the Certification as set forth in this appraisal report. The intended user of the report is the Company. Our analyses, opinions, and conclusions were developed, and this report has been prepared in conformity with, the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute and the Uniform Standards of Professional Appraisal Practice (“USPAP”). This report has been completed under the specific terms in our Engagement Letter. The analysis and conclusions set forth in the report may not be properly understood without additional information contained within our work files.

The following exhibit details the assets/liabilities considered in our analysis.

Assets

Senior Loans

Investment Name	Security Type
Florida Mall Mortgage	Whole Loan
California Residential Land Mortgage	Whole Loan
San Francisco Multifamily Pre-Development Mortgage	Whole Loan
Santa Clara Multifamily Pre-Development Mortgage	Whole Loan
Pacific Residential Land Mortgage	Whole Loan
San Diego Hotel Development B-Note	Whole Loan
Los Cabos Luxury Hotel B-Note	Whole Loan
NorthEast Grocery Anchored Retail B-Note	Whole Loan
Austin Luxury Hotel Development Loan	Whole Loan
NYC Hotel B-Note and Participation	Whole Loan

Colony NorthStar Acquisitions, LLC

Junior Loans
Investment Name	Security Type
Northeast Hotel Mezzanine Loan I	Whole Loan
Northeast Hotel Mezzanine Loan II	Whole Loan
Texas Office Mezzanine Loan	Whole Loan
Bay Area Mixed-Use Development Loan	Whole Loan
Texas Multifamily Mezzanine Loan	Whole Loan
Orange County Multifamily Development Mezzanine Loan	Whole Loan
San Diego Hotel Mezzanine Loan	Whole Loan
Coastal SoCal Residential A&D B-Note	Whole Loan
Coastal SoCal Residential A&D Loan	Whole Loan
NYC Hotel Senior Mezzanine Loan	Whole Loan
NYC Hotel Junior Mezzanine Loan	Whole Loan

Loan Portfolios
Investment Name	Security Type
Fixed Rate 1st Mortgage Loan Portfolio	Loan Portfolio
Floating Rate 1st Mortgage Securitization Loan Portfolio	Loan Portfolio
Floating Rate Mezzanine Loan Portfolio	Loan Portfolio

Preferred Investments
Investment Name	Security Type
Austin Luxury Hotel Development Preferred Equity	Preferred

PE Interests
Investment Name	Security Type
Secondary Private Equity Portfolio #1	PE Fund
Secondary Private Equity Portfolio #2	PE Fund

Colony NorthStar Acquisitions, LLC

Equity
Investment Name	Security Type
Colorado Office Net Lease	Equity
Retail Net Lease Portfolio	Equity
Ohio Office Net Lease	Equity
Indiana Shopping Center Net Lease	Equity
New Jersey Office Net Lease	Equity
Indianapolis Office Net Lease	Equity
New Hampshire Shopping Center Lease	Equity
Maine Shopping Center Net Lease	Equity
Central US Select Service Hotel	Equity
Pacific Residential Land Equity Participation	Common Equity
Coastal SoCal Residential A&D Equity Participation	Common Equity

Liabilities
CRE CLOs
Investment Name	Security Type
CRE CLO #1	CRE CLO
CRE CLO #2	CRE CLO
CRE CLO #3	CRE CLO
CRE CLO #4	CRE CLO
CRE CLO #5	CRE CLO
CRE CLO #6	CRE CLO
CRE CLO #7	CRE CLO
CRE CLO #8	CRE CLO
CRE CLO #9	CRE CLO
CRE CLO #10	CRE CLO
CRE CLO #11	CRE CLO

Based on conversations with the Company and/or the Company’s advisor (the “Company Advisor”), our scope of services included the following:

•	Preparation of our analysis on the real estate asset analysis on a desktop basis only;

•	A study of each market to measure current market conditions, supply and demand factors, growth patterns, and their effect on each of the real estate assets;

•	Completion of the income capitalization approach, by discounted cash flow and also direct capitalization as appropriate, for each of the real estate assets;

•	Completion of the sales comparison approach, if applicable or required to produce credible results, for any of the real estate assets;

Colony NorthStar Acquisitions, LLC

•	Meet and/or talk with relevant members of the Company Advisor’s deal teams to discuss each valuation and the related write-ups, to understand the Company Advisor’s expectations and intent regarding each investment and to discuss any relevant updates;

•	Consider general economic and industry trends and the investment operating and financial results (including audited financial statements, where available);

•	To the extent available, obtain financial data for publicly traded or private companies to support appropriate valuation multiples and/or discount rates;

•	Consider other facts and data that are pertinent to the investments as disclosed by the Company Advisor;

•	Delivery of a range of values with midpoint estimate for each of the assets as well as underlying assumptions used in the analysis as appropriate;

•	Discussions with the Company and the Company Advisor regarding finalization of the fair value estimates of all assets and liabilities held by the Company;

The following Exhibit depicts the fair value estimates of the Investments as of the Valuation Date:

Assets	D&P Low	D&P Mid	D&P High
Debt Investments	$542,628,912	$555,025,285	$567,105,826
Preferred Investments	10,137,969	10,267,943	10,397,917
Loan Portfolios	806,998,421	814,676,938	822,355,454
PE Interests	71,000,000	73,500,000	76,000,000
Equity Interests	233,646,674	241,378,990	249,468,039
Austin Luxury Hotel Development Equity Kicker	21,388,981	21,878,223	22,367,465
NYC Hotel Equity Kicker	3,334,920	7,093,545	10,852,170

Liabilities	D&P Low	D&P Mid	D&P High
CRE CLOs	$342,943,573	$349,292,008	$355,640,442

Total equity interests include the gross asset value of the 13 triple-net leased retail and office properties, the common equity values of Arcadia and RHCC (at their ownership interest), and the fair value of Hyatt House (at its ownership interest).

Sincerely,

/s/ Duff & Phelps, LLC

Duff & Phelps, LLC – Ross A. Prindle

THIS LETTER MUST REMAIN ATTACHED TO THE REPORT IN ITS ENTIRETY INCLUDING RELATED EXHIBITS, IN ORDER FOR THE VALUE OPINION(S) SET FORTH TO BE CONSIDERED VALID.

Colony NorthStar Acquisitions, LLC

Valuation of Real Estate Debt Investments & Credit Facilities

The value of the debt is calculated by comparing the contractual terms of the mortgage against market terms. Contractual cash flows are projected based on the mortgage terms. A market interest rate is estimated and used to discount the contractual cash flows to the valuation date. The resulting asset (below market) or liability (above market) is the value of the debt as of the Valuation Date.

We have reviewed recently closed transactions and investor surveys for spreads and rates applicable to each of the subject properties. The concluded market interest rates were calculated by using the most applicable treasury rate based on the remaining term of the debt and applying a market-derived spread. If the loan-to-value ratio, based on the outstanding balance and the estimated fair value, was higher than a market loan-to-value ratio, we created a blended rate by applying a mezzanine rate to the portion of the remaining balance that was above the typical market loan-to-value ratio. The blended rate, including the mezzanine portion, if applicable, was used as the discount rate in calculating the present value of the remaining contractual payments.

Valuation of Loans & Liabilities

Limited Procedures

In general, our procedures included, but were not limited to the following:

General:

•	Discussions concerning the history, current state, and future operations of the underlying properties that collateralized the loans with Constellation management.

Economic & Industry Outlook:

•	Analysis of the economic outlook in general and the condition and outlook of collateral-specific industries.

Property Performance – Qualitative and Quantitative:

•	Analysis of financial metrics that included, but was not limited to liquidity, efficiency and leverage ratios, as well as collateral coverage;

•	Consideration of the properties’ performance relative to deal thesis, including progress against set milestones; and

•	Assessment of key developments (i.e., any proposed transaction).

Valuation Analysis:

•	Obtained financial and transaction data for assets similar to the underlying properties to support appropriate valuation multiples and discount rates;

•	Selected an appropriate valuation approach based on the properties’ characteristics and financial condition; and

•	Where appropriate, estimated an appropriate discount rate to present value the cash flows to arrive at a Fair Value conclusion through benchmarking relevant trade or broker quote data for similar securities (preferably loan data, otherwise bond or CDS data properly adjusted), market indices, and specific underlying asset performance as compared to the benchmarks.

Other

•	Analysis of other facts and data considered pertinent to D&P’s analysis.

Colony NorthStar Acquisitions, LLC

Sources of Information

In the course of our analysis, we relied upon financial and other information, including prospective financial data, obtained from Constellation and from various public sources.

We reviewed the source documents provided by Constellation which included, but were not limited to, the following (where available):

•	Asset Summary Reports for the underlying properties

•	Security term sheets, credit agreements, and other deal documentation; and

•	Operating results for the properties, including both historical results and projected results, where available.

We also used public sources of information, where available, which included, but were not limited to the following:

•	Bloomberg;

•	Capital IQ; and

•	Reuters Secondary Market Intelligence (SMi) on-line database.

Valuation Approaches

Outlined below is a general framework detailing the various approaches D&P considered in our assessment of the property-level loans.

As part of our analysis of a subject security, D&P typically assesses a company’s Enterprise Value1 to develop an understanding of the subject security’s relative positioning as it relates to the capitalization of the company2. This then allows D&P to select a valuation approach or approaches for the subject security that best reflects the characteristics of the security, as well as the financial condition of the company.

Enterprise Value Analysis:

Enterprise Value can be derived using the following valuation approaches:

Income Approach: The Income Approach is a valuation technique that provides an estimation of the Fair Value of an asset or business based on expectations about the cash flows that an asset or business would generate over time. The Income Approach begins with an estimation of the annual cash flows expected to be generated over a discrete projection period. The estimated cash flows for each of the years in the discrete projection period are then converted to their present value equivalent using a rate of return appropriate for the risk of achieving the projected cash flows. The present value of the estimated cash flows is then added to the present value equivalent of the residual value of the asset (if any) or the business at the end of the discrete projection period to arrive at an estimate of Fair Value.

[1]	Enterprise Value is defined as the sum of the market value of a subject company’s interest bearing debt and preferred and common stock, less non-operating assets (i.e. cash and marketable securities).
[2]	Used only as a gauge to approximate equity cushion and does not express in any way D&P’s opinion on any of the Portfolio Companies’ Enterprise Value.

Colony NorthStar Acquisitions, LLC

Market Approach: The Market Approach is a valuation technique that provides an estimation of Fair Value based on market prices in actual transactions and on asking prices for assets or businesses. The valuation process is a comparison and correlation between the subject asset or business and other similar assets or businesses. Considerations such as time and condition of sale and terms of agreements are analyzed for comparable assets or businesses and are adjusted to arrive at an estimation of the Fair Value of the subject asset or business.

Underlying Assets Approach: The Underlying Assets Approach is based on the book value of the company. Assets and liabilities on the company’s balance sheet are adjusted to their Fair Value equivalents.

For asset-based lending, which includes commercial, factoring, equipment, and mortgage loans, D&P will also consider the value of the collateral securing these subject securities. This will often involve reviewing recent appraisals as well as book values.

Debt Securities:

In our estimation of a range of Fair Value of a debt security, we consider the Income, Net Recovery, and Liquidation Approaches. These approaches have applications for debt securities that include, but are not limited to, bank loans, senior and subordinated bonds, and mezzanine securities.

Income Approach – Yield Analysis: When an Enterprise Value Analysis and/or an asset collateral analysis indicates there is adequate coverage of a security, the Yield Analysis is generally considered the most appropriate method to estimate Fair Value. The Yield Analysis begins with an estimation of the annual cash flows a subject security is expected to generate over a discrete projection period. The estimated cash flows for each of the years in the discrete projection period are then converted to their present value equivalent using a rate of return appropriate for the risk of achieving the projected cash flows to arrive at an estimate of Fair Value.

Net Recovery Approach: When a preliminary analysis indicates a subject security is no longer performing, or otherwise may not be fully recovered under its legal terms of repayment, a modified version of the Income Approach, known as the Net Recovery Approach can be used to estimate Fair Value. The Net Recovery Approach begins with estimating the expected cash flows to be realized under the payment terms of the subject security, as well as the timing and amount of the recovery value (based on estimated future Enterprise Value). The projected cash flows are then discounted to present value at a rate commensurate with the risks associated with the security to arrive at an estimate of Fair Value.

Liquidation Approach: Often used when the issuer has entered bankruptcy, and/or is no longer considered to be a going concern. In this circumstance, the remaining assets are appraised at Fair Value, and discounted to reflect the amount of time to liquidation, and the uncertainty around the sale of assets in a forced liquidation.

Colony NorthStar Acquisitions, LLC

Typically, a comprehensive credit analysis of the subject security will dictate the selection of one of the above-mentioned approaches:

Colony NorthStar Acquisitions, LLC

Credit Rating Analysis

Where credit ratings are provided by Moody’s and/or Standard & Poor’s (“S&P”), D&P will typically rely on such ratings with consideration for their relevance based on when they were issued and on the impact of business developments since the ratings date.

When actual credit ratings are not available, D&P estimates a synthetic credit rating based on certain key financial ratios (see below) published by S&P3 representing three year median ratios for all industrial debt issuers rated by S&P. Security credit ratings were estimated by applying a weighted average to applicable financial ratios. D&P also considered adjusting the resulting weighted average credit rating based on qualitative company-specific factors.

D&P considered these synthetic credit ratings when selecting benchmark credit indices to estimate an appropriate range of discount rates.

Standard & Poor’s Rating	AAA		AA		A		BBB		BB		B
Operating Income to Sales	28.20%		25.30%		19.50%		17.00%		17.20%		15.80%
Return on Capital	34.20%		25.40%		21.10%		14.10%		12.20%		8.30%
EBIT Interest Coverage	30.5	x	18.3	x	11.0	x	5.8	x	3.5	x	1.4	x
EBITDA Interest Coverage	33.5	x	20.5	x	14.3	x	7.6	x	5.2	x	2.3	x
Funds from Operations to Total Debt	200.70%		73.40%		53.00%		34.00%		25.30%		11.90%
Free Operating Cash Flow to Total Debt	157.80%		49.80%		34.00%		17.00%		11.90%		3.20%
Discretionary Cash Flow to Total Debt	96.80%		29.40%		22.70%		11.00%		9.10%		2.30%
Total Debt to EBITDA	0.4	x	1.1	x	1.5	x	2.3	x	3.0	x	5.3	x
Total Debt to Capital	15.10%		34.70%		35.70%		44.70%		50.40%		73.10%

[3]	Sourced from Global Credit Portal – Ratings Direct®, “CreditStats: 2009 Adjusted Key U.S. And European Industrial and Utility Financial Ratios”; published August 20, 2010.

Colony NorthStar Acquisitions, LLC

Discount Rate Considerations – Debt

When applying the Income Approach – Yield Analysis, a discount rate range for the loans were estimated by selecting a range of credit spreads, and then adding a LIBOR-based swap rate corresponding to each loan’s time to expected maturity. The swap rate reflects an investor’s required risk-free rate of return over the expected holding period of a security.

kd = Rf +  CS

Where:

kd:	Estimated discount rate;
Rf:	LIBOR-based swap rate – equal to the fixed-pay portion of a fixed-for-float LIBOR swap agreement, with the term of the agreement set equal to the expected maturity of the security; and
CS:	Selected credit spread.

In our estimation of a range of discount rates, we considered the following approaches:

Yield Calibration Approach:

A discount rate is determined by first estimating the implied yield-to-maturity (“YTM”) as of the latest date where the security was involved in an arms-length transaction (“Transaction Date”). The YTM as of the Transaction Date provides an observable measurement of compensation a market participant requires to hold a security. Qualifying transactions often consist of: (1) the initial primary market transaction, (2) secondary transactions and (2) amendments where the investment was repriced.

The implied YTM is estimated using the following internal rate of return formula:

Where:

P0:	Proceeds received at the Transaction Date (net of transaction costs);
Pm:	Principal due at maturity;
CFt:	Interest payments; and
k:	Discount rate such that the sum of the present-valued cash flows equals P0.

•	For variable-rate securities, a LIBOR-based swap rate, corresponding to the time to expected maturity, is then subtracted from the implied YTM to derive an implied credit spread as of the Transaction Date. The credit spread as of the Transaction Date is used as a calibration point to derive an implied credit spread as of the Valuation Date.

Changes in credit spreads of comparable securities and indices are then measured and considered for adjustment to the security’s implied credit spread as of the Transaction Date. Changes are measured by comparing benchmark credit spreads on the Transaction Date to the same benchmark credit spreads as of the Valuation Date. Adding these changes in credit spreads to the security’s implied credit spread as of the Transaction Date gives an indication of risk in the form of an implied credit spread as of Valuation Date.

The implied credit spread is then used as a reference point to select a range of credit spreads that incorporate the changes in credit risk of the comparable benchmarks, while also taking into consideration any changes in the company’s risk profile.

Adding back a LIBOR-based swap rate, corresponding to the time to expected maturity, to the concluded range of credit spreads yields an estimated range of discount rates.

Colony NorthStar Acquisitions, LLC

•	Similarly, for fixed-rate securities, changes in YTMs of comparable securities and indices are measured and considered for adjustment to the security’s implied YTM as of the Transaction Date. The implied YTM is then used as a reference point to select a range of discount rates.

Build-up Approach:

A discount rate is determined by first assessing credit spreads and YTMs from comparable benchmarks and securities as of the Valuation Date. Based on the level of comparability, size, and risk of the subject security relative to the comparable benchmarks, a premium or discount may be applied.

For variable rate securities, adding back a LIBOR-based swap rate, corresponding to the time to expected maturity, to the concluded range of credit spreads yields an estimated range of discount rates.

Weighted Average Return Approach:

Often used when the subject company’s risk profile has increased substantially, leaving the subject security exposed to not only risks typical of a debt security, but equity as well. In cases where a subject company’s performance has progressively deteriorated over time, the company may no longer possess the earnings power and asset base to support a debt security in its current form.

This approach begins with assessing the pro-forma components of the subject security assuming a refinance as of the Valuation Date. In this instance, the subject company’s current earnings power and/or asset base are used to create a “hybrid” security, consisting of senior debt, subordinated debt and equity components. Rates of return are then estimated and subsequently weighted based on each components relative size within the “hybrid” security. The resulting weighted average rate of return is then leveraged to estimate a range of discount rates for the subject security.

In cases where it appears the subject company can no longer support a leveraged capital structure, or where the leverage through the subject security appears to exceed what the current market can provide, D&P will often consider rates of return that are typical of private equity investments.

Colony NorthStar Acquisitions, LLC

Conclusions

Utilizing the approaches and procedures discussed is the preceding sections, we have estimated a Fair Value range for each of the following loans as of March 31, 2017 to be as follows:

		Concluded Range
	Investment Name	Low	High
1)	Florida Mall Mortgage	$26,012,117	$27,257,378
2)	California Residential Land Mortgage	$18,712,709	$19,094,601
3)	San Francisco Multifamily Pre-Development Mortgage	$71,766,064	$72,490,974
4)	Santa Clara Multifamily Pre-Development Mortgage	$12,685,857	$13,011,135
5)	Pacific Residential Land Mortgage	$28,985,374	$29,424,546
6)	San Diego Hotel Development B-Note	$19,778,499	$20,387,069
7)	Los Cabos Luxury Hotel B-Note	$19,700,000	$20,300,000
8)	NorthEast Grocery Anchored Retail B-Note	$15,831,249	$16,396,651
9)	Austin Luxury Hotel Development Loan	$82,078,307	$87,289,629
10)	NYC Hotel B-Note and Participation	$46,460,700	$50,449,750
11)	Northeast Hotel Mezzanine Loan I	$2,197,141	$2,208,182
12)	Northeast Hotel Mezzanine Loan II	$8,547,427	$8,633,764
13)	Texas Office Mezzanine Loan	$6,905,550	$7,123,620
14)	Bay Area Mixed-Use Development Loan	$15,711,432	$16,114,289
15)	Texas Multifamily Mezzanine Loan	$4,479,041	$4,684,711
16)	Orange County Multifamily Development Mezzanine Loan	$11,273,741	$11,444,555
17)	San Diego Hotel Mezzanine Loan	$26,289,225	$27,102,294
18)	Coastal SoCal Residential A&D B-Note	$9,516,921	$9,711,144
19)	Coastal SoCal Residential A&D Loan	$52,443,631	$53,513,909
20)	NYC Hotel Senior Mezzanine Loan	$31,603,000	$34,476,000
21)	NYC Hotel Junior Mezzanine Loan	$31,650,926	$35,991,625
22)	Austin Luxury Hotel Development Preferred Equity	$10,137,969	$10,397,917

	Grand Total	$552,766,880	$577,503,742

Colony NorthStar Acquisitions, LLC

Valuation of Limited Partnership Interests

Introduction

D&P concluded on Fair Value NAVs for Constellation’s interest in each of the following Investments:

•	Secondary Private Equity Portfolio #1; and

•	Secondary Private Equity Portfolio #2.

Transaction Overview – Secondary Private Equity Portfolio #1

NorthStar Realty Finance Corp. and NorthStar Income (collectively “NorthStar Entities” or the “Company”), through their subsidiaries and Partners (“Class A”), entered into a series of 4 partnerships with Investor 1 (“Investor 1”, or “Class B”) with initial closing on February 15, 2013 (“Secondary Private Equity Portfolio #1 Initial Closing”). These partnerships (“Secondary Private Equity Portfolio #1”) were created for the sole purpose to acquire, hold, and manage interests in certain private equity investment funds contributed into the partnerships by Investor 1. The purchase price of $400.1 million, which was deemed by Management to be Fair Value as it was an orderly transaction with multiple bidders, implied a total Fair Value of $788.9 million as of the Secondary Private Equity Portfolio #1 Initial Closing for the entire portfolio which was equal to Net Asset Value (“NAV”) as of June 30, 2012.

Investor 1 retained a 49.0 percent ownership interest in Secondary Private Equity Portfolio #1 and NorthStar Entities obtained the remaining 51.0 percent. As per the terms of the Secondary Private Equity Portfolio #1 agreements, NorthStar Entities are responsible for the management as well as all future funding commitments for Secondary Private Equity Portfolio #1.

Distributions of proceeds are subject to the following hurdle requirements:

Tranche	Hurdle	Distributions
Tranche A	1.5x aggregate amount of all capital contributions made by Class A	Until Tranche A Hurdle is met, Class A will receive 85% of all distributions, and Class B will receive the remaining 15%.

Tranche B	June 30, 2012 contributed value	After Tranche A Hurdle has been met and until Tranche B hurdle is met, Class A will receive 15% of all distributions, and Class B will receive the remaining 85%

Tranche C	N/A	After Tranche B Hurdle has been met, Class A will receive 51% of all distributions, and Class B will receive the remaining 49%

According to Management, the estimated NAV of Secondary Private Equity Portfolio #1 as of March 31, 2017 was $351.0 million.

Transaction Overview – Secondary Private Equity Portfolio #2

On June 12, 2013, the NorthStar Entities, through their subsidiaries entered into an agreement with Investor 2 and its subsidiaries (“Investor 2”) to form two partnerships.

Colony NorthStar Acquisitions, LLC

These partnerships were created for the sole purpose to acquire, hold, and sell interests in certain private equity investment funds (“Secondary Private Equity Portfolio #2 Fund Investments”) acquired from New Jersey seller (the “Seller”). The purchase price of $509.8 million, which was deemed by Management to be Fair Value as it was an orderly transaction with multiple bidders, implied a Fair Value of $925.4 million as July 3, 2013 for the whole portfolio which was equal to Net Asset Value (“NAV”) as of September 30, 2012 (starting point for the Secondary Private Equity Portfolio #2 model). Approximately 55.0 percent of the purchase price was funded upfront with the remainder (“Deferred Purchase Price”) to be funded four years following the final closing.

As of the Valuation Date, the NorthStar Entities hold a 30.0 percent ownership interest in the Secondary Private Equity Portfolio #2 and Investor 2 entities hold the remaining 70.0 percent. As per the terms of the investment agreements, the NorthStar Entities and Investor 2 are each responsible for their respective pro rata share of future funding commitments. As part of the transaction, the NorthStar Entities and Investor 2 entered into guarantee agreements (the “Guarantees”) whereby the guarantor unconditionally and irrevocably guaranteed the due and punctual payment, performance and observance of their respective obligations under the agreement to fund any necessary capital. Based on review and discussions with Management, we believe that the Guarantee is specific to the NorthStar Entities and Investor 2, and the projected distributions from the fund are in excess of the deferred purchase price. Hence, in the event of a sale, a market participant would likely not pay to transfer the Guarantees.

100.0 percent of all distributions from the Secondary Private Equity Portfolio #2 Fund Investments post September 30, 2012 through the individual fund closing date will be distributed to NorthStar / Investor 2. Commencing with the calendar quarter after the initial closing, distributions will be made to NorthStar / Investor 2 and the Seller on a quarterly basis as follows (all distributions to the Seller reduce the Deferred Purchase Price):

Period	NorthStar/ Investor 2 Share of Cash Flow	Seller Share of Cash Flows / Deferred Payments
Through 3rd Anniversary of Close	85%	Greater of (a) 15% of all distributions and (b) 15% of the remaining Deferred Purchase Price per year

Following the 3rd Anniversary through Year 4 Anniversary	50%	50%

Year 4	N/A	Remaining Deferred Purchase Price owed

According to Management, the estimated NAV of Secondary Private Equity Portfolio #2 as of March 31, 2017 was $432.6 million.

Valuation Approaches

Outlined below is a general framework detailing the various approaches D&P considered in our assessment of the Investments.

Colony NorthStar Acquisitions, LLC

As part of our analysis of a subject security, D&P typically assesses a portfolio company’s Enterprise Value4 to develop an understanding of the subject security’s relative positioning as it relates to the capitalization of the portfolio company5. This then allows D&P to select a valuation approach or approaches for the subject security that best reflects the characteristics of the security, as well as the financial condition of the portfolio company.

Enterprise Value Analysis:

Enterprise Value can be derived using the following valuation approaches:

Income Approach: The Income Approach is a valuation technique that provides an estimation of the Fair Value of an asset or business based on expectations about the cash flows that an asset or business would generate over time. The Income Approach begins with an estimation of the annual cash flows expected to be generated over a discrete projection period. The estimated cash flows for each of the years in the discrete projection period are then converted to their present value equivalent using a rate of return appropriate for the risk of achieving the projected cash flows. The present value of the estimated cash flows are then added to the present value equivalent of the residual value of the asset (if any) or the business at the end of the discrete projection period to arrive at an estimate of Fair Value.

Market Approach: The Market Approach is a valuation technique that provides an estimation of Fair Value based on market prices in actual transactions and on asking prices for assets or businesses. The valuation process is a comparison and correlation between the subject asset or business and other similar assets or businesses. Considerations such as time and condition of sale and terms of agreements are analyzed for comparable assets or businesses and are adjusted to arrive at an estimation of the Fair Value of the subject asset or business.

Underlying Assets Approach: The Underlying Assets Approach is based on the book value of the company. Assets and liabilities on the company’s balance sheet are adjusted to their Fair Value equivalents.

For asset-based lending, which includes commercial, factoring, equipment, and mortgage loans, D&P will also consider the value of the collateral securing these subject securities. This will often involve reviewing recent appraisals as well as book values.

NorthStar Entities Valuation Approach

Given the orderly nature of the transactions, with other bidders, the purchase price as of the Secondary Private Equity Portfolio #1 Initial Close and Secondary Private Equity Portfolio #2 Initial close were deemed to represent Fair Value at inception for each investment.

To estimate the Fair Value of each of the Investments as of the Valuation Date, the NorthStar Entities have employed a discounted cash flow (“DCF”) model. Based on the nature of the Investments, NorthStar

[4]	Enterprise Value is defined as the sum of the market value of a subject company’s interest bearing debt and preferred and common stock, less non-operating assets (i.e. cash and marketable securities).
[5]	Used only as a gauge to approximate equity cushion and does not express in any way D&P’s opinion on any of the Portfolio Companies’ Enterprise Value.

Colony NorthStar Acquisitions, LLC

Entities concluded that the unit of account for the purposes of estimating Fair Value for financial reporting purposes is their overall interest in the respective JVs (and not any one underlying fund investment interest). Projected gross future cash flows are comprised of future fundings, income earned on the investments and realization of investments. The aggregate cash flows are then run through cash flow waterfalls specific to each of the Investments to determine the respective proportionate value of the NorthStar Entities’ interests, taking into account the specific deal structures. Given the specialized nature of the JVs, a market approach to estimating Fair Value was deemed not feasible, and an income approach was deemed the most appropriate valuation technique.

In developing the DCF analysis, Management utilized certain key assumptions, the main assumption being the NAV growth rate for each fund. These assumptions were developed by reviewing appropriate market benchmark data at the respective Investments’ closing dates. Deal specific factors (portfolio mix, developmental stage of underlying assets, etc.) were then considered relative to market data in developing the assumptions.

The selected rate was then used to grow each fund’s inception NAV to develop cash flow projections. Cash flows each quarter were then “trued-up” for actual distributions and contributions for the quarter.

Duff & Phelps Valuation Approach

For the purposes of our analysis, we considered the Income, Market and Transaction Approaches. ASC 820 provides a practical expedient that allows the Fair Value of a Fund Interest to be estimated using NAV if the underlying investments are reported at Fair Value and are as of the same measurement date as the reporting entity. However, due to the complexities of the waterfalls for the JVs, the amount of effort required to validate individual NAVs as being Fair Value based, and to bring NAV in phase for each measurement date, we concluded that an Income Approach would provide more consistent, reliable, and timely Fair Value estimates. The income approach is calibrated against market factors at entry.

A range of indicated NAVs of the Investments was estimated using the Income Approach. The cash flows provided and detailed above were used in the application of the Income Approach. The cash flows were corroborated with distribution and capital call statements provided by Management for each of the underlying funds of the Investments.

The cash flows were discounted to present value through application of an appropriate discount rate. Specific assumptions and procedures utilized in our analysis are presented below and on the following pages.

Estimation Discount Rate

Required Return on Equity – We used the Capital Asset Pricing Model (“CAPM”) to determine the return on equity for the Secondary Private Equity Portfolio #2 and Secondary Private Equity Portfolio #1. The CAPM is a generally accepted method for estimating an investor’s return requirement, and hence a company’s cost of equity capital.

Colony NorthStar Acquisitions, LLC

CAPM is represented by the following algebraic equation:

Re        =        Rf + ß (Rm - Rf) + Ssp + A + CRP

where:

Re	=	equity rate of return
Rf	=	risk-free rate of return
ß	=	beta (systematic risk coefficient for the particular investment)
(Rm-Rf)	=	equity risk premium expected on equity investments in a diversified portfolio of large capitalization common stocks
Ssp	=	small company premium adjustment to the cost of equity due to the size of the Company
A	=	alpha to reflect company-specific risk
CRP	=	country risk premium adjustment to the cost of equity

Risk free rate – We concluded on a risk-free rate of 3.5 percent.

Beta – Practical application of the CAPM also relies upon the ability to identify publicly traded companies that have similar risk characteristics as the Secondary Private Equity Portfolio #2 and Secondary Private Equity Portfolio #1 in order to derive meaningful measures of the subject company’s beta.

Equity risk premium – The market risk premium is the expected return in excess of the risk-free rate which investors require for investing in large capitalization stocks, based on the long term premium realized over the risk-free rate. Quantification of the market risk premium has been the subject of considerable research by security analysts. Based on a review of historical and forward-looking market risk premium data, we applied a 5.5 percent premium for Secondary Private Equity Portfolio #1 and Secondary Private Equity Portfolio #2 as of the Valuation Date.6

Small stock premium – The CAPM rate of return is adjusted by a premium that reflects the extra risk of an investment in a small company. This premium is derived based on a study conducted by Duff & Phelps that examines the historical differences in returns between small and large companies. Given the size of each fund’s operations, we included a small stock premium of approximately 2.7 percent for the Secondary Private Equity Portfolio #2 and the Secondary Private Equity Portfolio #1.

[6]	Source: Estimated projected market risk premiums per Roger Grabowski and David King, forthcoming “2016 Valuation Handbook – Guide to Cost of Capital”.

Colony NorthStar Acquisitions, LLC

Alpha – company specific risk premium. We applied an alpha of 0.5 percent to the Secondary Private Equity Portfolio #2 and an alpha of 7.5 percent for the Secondary Private Equity Portfolio #1.

Country Risk Premium – The CAPM rate of return is adjusted by a premium which reflects the additional risk associated with a company’s operations in foreign countries. The CRP does not apply to the Secondary Private Equity Portfolio #2 and the Secondary Private Equity Portfolio #1.

Based on our analysis of the comparable companies, we determined the required equity rate of return to be 11.0 percent for the Secondary Private Equity Portfolio #2 and 18.0 percent for the Secondary Private Equity Portfolio #1.

Benchmarking

To corroborate our application of the Income Approach, we calculated the internal rate of return (“IRR”) of the projected distributions provided for the Secondary Private Equity Portfolio #2 and the Secondary Private Equity Portfolio #1. December 31, 2016 NAVs as provided by Management were used as the starting point for IRR calculations. The Secondary Private Equity Portfolio #2 IRR of the projected cash flows was calculated as 9.5 percent. The Secondary Private Equity Portfolio #1 IRR of the projected cash was calculated as 17.8 percent.

To verify the reasonableness of the calculated IRRs, we looked at historical returns for various subsets of the FTSE NAREIT U.S. Real Estate Index. The NAREIT index is developed using the prices from the universe of REITs, which trade publicly and therefore have market-clearing pricing updated throughout the trading day. The NCREIF was also considered, but as this is based on individual appraisals of land assets, it tends to be slightly stale compared to the NAREIT. Averaging together the annual compounded returns for the FTSE NAREIT U.S. Real Estate Index from 2006 through the first quarter of 2017, the mean return was calculated to be 7.1 percent.

This data supports the calculated IRRs of the Secondary Private Equity Portfolio #2 and the Secondary Private Equity Portfolio #1 with the understanding that the subject investments warrant a different rate of return due to differences in time horizon and liquidity between public REITs and underlying assets of privately-held real estate funds.

Colony NorthStar Acquisitions, LLC

Conclusion

Based on the Limited Procedures performed for this analysis, we have estimated the Fair Value NAV of Constellation’s interest in the Investments, to be reasonably stated in the rounded range of $2.0 million to $2.0 million for the Secondary Private Equity Portfolio #2 and $69.0 million to $74.0 million for the Secondary Private Equity Portfolio #1, as of the Valuation Date as summarized on the following page.

3/31/2017 Fair Value NAV
(USD in Millions)
	Low	High
Interest in Secondary Private Equity Portfolio #2	$2.0	$2.0
Interest in Secondary Private Equity Portfolio #1	$69.0	$74.0

Therefore, we concluded on a range of $71.0 million to $76.0 million for Constellation’s combined limited partnership interests as summarized below:

Combined Limited Partnership Interests
(USD in Millions)
$71.0	$76.0

Colony NorthStar Acquisitions, LLC

Valuation of the Loan Portfolios and the CRE CLOs

Introduction

We have estimated Fair Values for the Floating Rate 1st Mortgage Securitization Loan Portfolio, the Floating Rate Mezzanine Loan Portfolio, the Fixed Rate 1st Mortgage Loan Portfolio (together, the “Loan Portfolios”), and each of the Commercial Real Estate Collateralized Loan Obligation (“CRE CLO”) tranches issued. Fair Value is defined as stated in ASC §820, Fair Value Measurements, (formerly Statement of Financial Accounting Standards No. 157), which defines Fair Value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” In the course of our analysis of the loan portfolios and the CRE CLO positions, we relied upon financial and other information, including prospective financial information, obtained from Management and from various public, financial industry and market sources. Our conclusion was dependent on such information being complete and accurate in all material respects. The principal sources of information used in performing our analysis included the following: Discussions with Management, Constellation’s loan tapes of the loan portfolios to be valued provided by Management as of March 31, 2017, as well as financial reports on individual loans and buildings, contractual terms of the CRE CLOs and loan portfolios and 3rd party valuation tools such as Intex and Trepp.

Transaction Overview – Fixed Rate 1st Mortgage Loan Portfolio

Colony Capital purchased the Fixed Rate 1st Mortgage Loan Portfolio (“FR 1st Portfolio”) on December 16, 2009. At closing, the FR 1st Portfolio consisted of 25 First Mortgage performing loans with total unpaid principal balance (“UPB”) of approximately $175 million. These assets were purchased from Nationwide Life Insurance Company for $131.2 million (75% of total UPB). Colony Capital also took over Loan Servicing immediately after the closing date. At closing, the loan collateral in the FR 1st Portfolio consisted of retail, office, industrial and hotel properties across thirteen states. As of the Valuation Date, Colony owned a pro rata share of approximately 38% of each loan in the FR 1st Portfolio. As of the Valuation Date, the Fixed Rate 1st Mortgage Loan Portfolio consisted of 12 first mortgage loans with a total pro rata UPB of approximately $24.8 million. The loan collateral is comprised of retail, office and industrial properties across eight states. The loans in the FR 1st Portfolio are listed below:

Fixed Rate 1st Mortgage Loan Portfolio
Loan Name	Securitization	UPB	Colony Ownership Percentage	Colony Pro Rata UPB	Property Type
NW Northeast Retail Loan #1	Not Securitized	$2,066,509	38%	$782,773	Retail
NW Northeast Retail Loan #2	Not Securitized	$2,989,159	38%	$1,132,263	Retail
NW Northeast Retail Loan #3	Not Securitized	$7,699,347	38%	$2,916,436	Retail
NW Mountain Retail Loan	Not Securitized	$10,205,126	38%	$3,865,600	Retail
NW Southwest Retail Loan	Not Securitized	$3,354,888	38%	$1,270,798	Retail
NW Northeast Office Loan	Not Securitized	$6,212,416	38%	$2,353,201	Office
NW Pacific Office Loan #1	Not Securitized	$3,952,327	38%	$1,497,102	Office
NW Pacific Office Loan #2	Not Securitized	$7,457,368	38%	$2,824,776	Office
NW East North Central Office Loan	Not Securitized	$4,151,099	38%	$1,572,395	Office
NW Southeast Industrial Loan	Not Securitized	$8,203,163	38%	$3,107,276	Industrial
NW Mountain Industrial Loan	Not Securitized	$—	38%	$—	Industrial
NW West North Central Industrial Loan	Not Securitized	$9,148,182	38%	$3,465,240	Industrial

Total		$65,439,584		$24,787,860

Colony NorthStar Acquisitions, LLC

Transaction Overview – Floating Rate Loan Portfolios

Colony Mortgage Capital, LLC (“CMC”) is Colony Capital Inc’s lending platform focused on originating middle market lending opportunities secured by transitional assets. CMC originates senior mortgage and mezzanine loans across all major asset classes, including office, industrial, retail, hospitality, multifamily and mixed-use properties.

Colony owns two portfolios of loans originated by CMC, the Floating Rate 1st Mortgage Securitization Loan Portfolio and the Floating Rate Mezzanine Loan Portfolio. The Floating Rate 1st Mortgage Securitization Loan Portfolio consists of 34 loans with a total pro rata UPB of $697,818,563 as of the Valuation Date. It is our understanding that, while Colony owns many of the Floating Rate 1st Mortgage Securitization Loan Portfolio loans in their entirety, Colony owns a pro rata share of certain loans, as outlined in the tables below. The loans in the Floating Rate 1st Mortgage Securitization Loan Portfolio are listed below:

Loan Name	Securitization	Current UPB	Colony Ownership Percentage	Colony Pro Rata UPB	Property Type
Mall at Whitney Field	CRE CLO T #1	$29,878,257	96%	$28,792,967	Retail
Clearview Mall	CRE CLO T #1	$26,500,000	96%	$25,537,421	Retail
The Mining Exchange	CRE CLO T #1	$21,262,500	96%	$20,490,166	Hotel
Almeda Mall	CRE CLO T #1	$21,000,000	96%	$20,237,201	Retail
SNP Portfolio 2	CRE CLO T #2	$48,020,000	96%	$46,275,734	Various
Kemble Plaza II	CRE CLO T #2	$41,240,000	96%	$39,742,009	Office
Southlake Mall	CRE CLO T #2	$36,414,558	96%	$35,091,845	Retail
South Temple Tower	CRE CLO T #2	$29,625,000	96%	$28,548,909	Office
SNP Portfolio 1	CRE CLO T #2	$24,693,000	96%	$23,796,058	Office
Cypress Crossroads	CRE CLO T #2	$17,100,000	96%	$16,478,864	Office
Southfork Apartments	CRE CLO T #2	$11,500,000	96%	$11,082,277	Multifamily
Richardson Plaza	CRE CLO T #2	$10,137,495	96%	$9,769,263	Retail
Parsippany Office Portfolio	CRE CLO T #2	$7,850,000	96%	$7,564,859	Office
Kleppe/Greg Business Park	CRE CLO T #2	$5,140,000	96%	$4,953,296	Industrial
Cleveland Office Portfolio	CRE CLO T #3	$71,700,000	100%	$71,700,000	Office
Thornton Park	CRE CLO T #3	$50,000,000	100%	$50,000,000	Multifamily
Village at Nellie Gail Ranch	CRE CLO T #3	$33,000,000	100%	$33,000,000	Retail
Broadway Office Portfolio	CRE CLO T #3	$30,800,000	100%	$30,800,000	Office
Citadel Crossing	CRE CLO T #3	$29,890,000	100%	$29,890,000	Retail
Woodfield Office Portfolio	CRE CLO T #3	$9,623,717	100%	$9,623,717	Office
Bentley Apartments	CRE CLO T #3	$14,900,000	100%	$14,900,000	Multifamily
Crowne Plaza Memphis	CRE CLO T #3	$12,600,000	100%	$12,600,000	Hotel
Grossmont San Diego Multifamily Portfolio	CRE CLO T #3	$10,900,000	100%	$10,900,000	Multifamily
Cypress Executive Center	CRE CLO T #3	$8,900,000	100%	$8,900,000	Office
Oakland Apartments	CRE CLO T #3	$7,600,000	100%	$7,600,000	Multifamily
Greensboro Multifamily Portfolio	Not Securitized	$22,700,000	100%	$22,700,000	Multifamily
Antioch Industrial Portfolio	Not Securitized	$14,900,000	100%	$14,900,000	Industrial
SNP Portfolio 3	Not Securitized	$34,720,000	96%	$33,458,840	Retail
Almeda Mall	Not Securitized	$3,000,000	96%	$2,891,029	Retail
Kemble Plaza II	Not Securitized	$6,260,000	96%	$6,032,613	Office
Southlake Mall	Not Securitized	$6,586,137	96%	$6,346,904	Retail
Cleveland Office Portfolio	Not Securitized	$8,956,589	100%	$8,956,589	Office
Cypress Executive Center	Not Securitized	$1,019,630	100%	$1,019,630	Office
Greensboro Multifamily Portfolio	Not Securitized	$3,238,371	100%	$3,238,371	Multifamily

Total		$711,655,254		$697,818,563

Colony NorthStar Acquisitions, LLC

The Floating Rate Mezzanine Loan Portfolio consists of 13 loans with total pro rata UPB of $84,719,010 as of the Valuation Date. The loans in the Floating Rate Mezzanine Loan Portfolio are listed below:

Loan Name	Securitization	Current UPB	Colony Ownership Percentage	Colony Pro Rata UPB	Property Type
Mall at Whitney Field	Not Securitized	$7,036,583	96%	$6,780,988	Retail
The Mining Exchange	Not Securitized	$3,037,500	96%	$2,927,167	Hotel
SNP Portfolio 2	Not Securitized	$12,792,066	96%	$12,327,410	Various
South Temple Tower	Not Securitized	$12,360,000	96%	$11,911,039	Office
SNP Portfolio 1	Not Securitized	$6,577,162	96%	$6,338,255	Office
Broadway Office Portfolio	Not Securitized	$4,200,000	100%	$4,200,000	Office
Citadel Crossing	Not Securitized	$6,110,000	100%	$6,110,000	Retail
Crowne Plaza Memphis	Not Securitized	$1,650,000	100%	$1,650,000	Hotel
Antioch Industrial Portfolio	Not Securitized	$2,100,000	100%	$2,100,000	Industrial
SNP Portfolio 3	Not Securitized	$9,248,995	96%	$8,913,037	Retail
Autumn Ridge Apartments	Not Securitized	$9,946,115	100%	$9,946,115	Multifamily
Newport Multifamily	Not Securitized	$6,580,000	100%	$6,580,000	Multifamily
MW8	Not Securitized	$4,935,000	100%	$4,935,000	Multifamily

Total		$86,573,421		$84,719,010

Many of the Floating Rate 1st Mortgage Securitization Loan Portfolio loans and the Floating Rate Mezzanine Loan Portfolio loans have been securitized in the CRE CLO Transaction #1 2014 (“CRE CLO T #1”), CRE CLO Transaction #2 2014 (“CRE CLO T #2”), and CRE CLO Transaction #3 2015 (“CRE CLO T #3”) securitizations as outlined in the next section.

Transaction Overview – Colony Mortgage Capital Securitizations

As of the Valuation Date, there were three outstanding securitizations issued by CMC: CRE CLO T #1, CRE CLO T #2, and CRE CLO T #3. Colony owns all but the A, B, C and D notes of each of the CRE CLO T #1 and CRE CLO T #2 securitizations, and all but the A, B and C tranches of the CRE CLO T #3 (the A, B, and C notes of CRE CLO T #3, together with the A, B, C and D notes from the CRE CLO T #1 and CRE CLO T #1 securitizations, are referred to as the “Offered Notes”).

CRE CLO T #1 is a securitization of 5 senior or Pari-Passu (“First Mortgage”) mortgage loans that have a total unpaid principal balance (“UPB”) of $110,640,757.7 The offered notes not owned by Colony, mentioned above (notes A, B, C, D or “CRE CLO T #1 liabilities”), have total UPB of $57,626,257.

CRE CLO T #2 is a securitization of 10 senior or Pari-Passu mortgage loans that have total UPB of $231,720,053. The offered notes not owned by Colony, mentioned above (notes A, B, C, D or “CRE CLO T #2 liabilities”), have total UPB of $145,421,495.

CRE CLO T #3 is a securitization of 11 senior or Pari-Passu mortgage loans that have total UPB of $279,913,717.8 The offered notes not owned by Colony, mentioned above (notes A, B, C or “CRE CLO T #3 liabilities”), have total UPB of $153,935,717.

[7]	For purposes of valuation of the CRE CLO T #1 loans only, one of the loans, “Hyatt House”, is in REO status and will subsequently be excluded from this report’s calculation of current balance and fair value. Thus, the total balance of the CRE CLO T #1 loans for valuation purposes is $98,640,757 (4 loans).

Colony NorthStar Acquisitions, LLC

Summary Methodological Approach

The Fair Values of the loan portfolios and the CRE CLO securities are estimated using a discounted cash flow approach. The future cash flows are estimated through time according to the terms outlined in the governing loan documents and prospectuses (the “Waterfall”) using market-standard deal modeling software (e.g., Trepp and Intex) where loans have been securitized, and Visual Basic for non-securitized loans. We estimate the loan performance assumptions for the underlying assets based on the historical performance of the trust, our understanding of market participants’ expectations, discussions with asset managers, servicer reports, representative indices and various research reports from investment banks. The future cash flows of the assets are generated according to the waterfall, utilizing our judgment to incorporate the assumptions above. The coupon and principal payments of each loan in a loan portfolio or CRE CLO tranche are discounted at the estimated rate of return required by investors. The discount rate is based on the characteristics of the loan portfolio or the CRE CLO security, as calculated from the indexes described above, to determine the Fair Value of the security or loan portfolio.

Market Information

We are actively in touch with various market participants and have examined a range of relevant market color for the loan portfolios and the CRE CLO tranches. Using a hierarchical process we have incorporated this proprietary market color into our analysis.

In our review of the Fixed Rate 1st Mortgage Loan Portfolio, we observed spreads for commercial loans of various property types from Trepp and spreads of short term CMBS and origination spreads for transitional commercial loans across property types from Bloomberg. We incorporated this market information into our estimates of the high and low spreads consistent with our estimate of the reasonable range of Fair Values for the loan portfolios.

In our review of the Floating Rate 1st Mortgage Securitization Loan Portfolio and the Floating Rate Mezzanine Loan Portfolio, we observed spreads for commercial loans of various property types from Trepp and origination spreads for transitional, floating rate commercial loans across property types from Bloomberg. Colony has also indicated that each of the loans in the Floating Rate 1st Mortgage Securitization Loan Portfolio and the Floating Rate Mezzanine Loan Portfolio was originated at par. This equates the discount margins at origination date for each loan to its respective quoted spread/margin. In determining appropriate market spread ranges for each portfolio, we considered the average spread change for each loan type since origination, relative to the respective portfolio’s average origination spread. Additionally, we incorporated information about new issue spreads from Bloomberg, taking into consideration each portfolio’s property type distribution. In incorporating this market information, we considered the current loan characteristics, including the loans’ current collateral performance. We noted that, on average, Trepp loan spreads have widened since the loans’ origination dates in 2014-2015. In contrast, new issue transitional floating spreads from Bloomberg suggested tightening instead. We incorporated this market information into our estimates of the high and low spreads consistent with our estimate of the reasonable range of Fair Values for the loan portfolios.

[8]	Three loans not mentioned above that were in CRE CLO T #1 , CRE CLO T #2, and CRE CLO T #3 had resolved/liquidated during the month of March, 2017. Along with Hyatt House in CRE CLO T #1, they are not included in the loans’ balances or valuations, but their liquidation outcomes and proceeds are incorporated in our valuation of the Liabilities, whose balances would only have reflected said proceeds during the following month.

Colony NorthStar Acquisitions, LLC

For the CRE CLO T #1, CRE CLO T #2 and CRE CLO T #3 liabilities, we observed secondary market levels via price talk on conduit CMBS and other CRE CLOs with similar issue dates, collateral quality/characteristics and deal structure. We also observed issuance spreads of recently issued CRE CLOs. We applied these observed levels to the subject notes, adjusting for weighted average life and credit enhancement between the notes, as well as collateral quality between securitizations. In instances where comparable secondary market color was unavailable for certain tranches, we considered the spread difference between tranches of the same securitization to the tranches for which we did have observed color, accounting for any deterioration or build-up of credit enhancement since issuance.

Our observance of secondary market price talk for similar securitizations indicated a widening of spreads relative to the time of issuance for each of the CRE CLOs, whereas the levels of newly issued CRE CLOs suggested spreads remained unchanged since the issuance of the CRE CLOs in 2014-2015. We incorporated this market information into our estimates of the high and low spreads consistent with our estimate of the reasonable range of Fair Values for the CRE CLOs.

Colony NorthStar Acquisitions, LLC

Conclusion

Based on the analyses and procedures outlined in the preceding sections, we have summarized the Fair Values for the loan portfolios and CRE CLOs in the tables below.

Assets – Estimate of Range of Fair Value9

As of March 31, 2017

		D&P Estimate of Range of Fair Value
Investment Name	Current Balance	Low End of Range	High End of Range
Fixed Rate 1st Mortgage Loan Portfolio	$24,787,860	$24,665,514	$25,168,376
Floating Rate 1st Mortgage Securitization	$697,818,563	$698,227,618	$710,660,917
Floating Rate Mezzanine Loan Portfolio	$84,719,010	$84,105,289	$86,526,161

Total	$807,325,433	$806,998,421	$822,355,454

Liabilities – Estimate of Range of Fair Value

As of March 31, 2017

			D&P Estimate of Range of Fair Value
CUSIP	Security Name	Current Balance	Low End of Range	High End of Range
CRE CLO #1	CRE CLO #1	$9,509,257	$9,425,784	$9,509,257
CRE CLO #2	CRE CLO #2	$19,294,000	$18,074,889	$18,934,958
CRE CLO #3	CRE CLO #3	$13,578,000	$12,659,666	$13,300,384
CRE CLO #4	CRE CLO #4	$15,245,000	$14,146,964	$14,869,241
CRE CLO #5	CRE CLO #5	$86,971,495	$84,325,387	$86,971,495
CRE CLO #6	CRE CLO #6	$19,612,000	$18,391,408	$19,313,388
CRE CLO #7	CRE CLO #7	$17,304,000	$16,164,635	$17,076,574
CRE CLO #8	CRE CLO #8	$21,534,000	$20,034,114	$21,068,284
CRE CLO #9	CRE CLO #9	$71,535,717	$70,354,734	$71,535,717
CRE CLO #10	CRE CLO #10	$56,128,000	$54,123,276	$56,532,178
CRE CLO #11	CRE CLO #11	$26,272,000	$25,242,716	$26,528,966

Total		$356,983,469	$342,943,573	$355,640,442

[9]	The balances and estimates of the Range of the Fair Value reflect pro rata ownership of the respective investments. The pro rata ownership of the Fixed Rate 1st Mortgage Loan Portfolio is approximately 38%, the pro rata ownership of the Floating Rate 1st Mortgage Securitization Loan Portfolio is approximately 98%, and the Floating Rate Mezzanine Loan Portfolio is approximately 98%.

Real Estate Valuation – Equity Investments

Scope of Work

We have identified the problem based on the client and intended users, intended use of the appraiser’s opinions and conclusions, type and definition of value, effective date of the appraiser’s opinions and conclusions, subject of the assignment and its relevant characteristics, and assignment conditions and have conducted the appropriate scope of work and consider it to be sufficient to produce credible assignment results.

As such, our scope of services related to the Real Estate – Equity Investments included the following:

•	An analysis completed on a desktop basis only;

•	A study of each market to measure current market conditions, supply and demand factors, growth patterns, and their effect on the real estate assets;

•	Completion of the income capitalization approach by discounted cash flow for each of the real estate assets;

•	Completion of the sales comparison approach, if applicable or required to produce credible results, for any of the real estate assets;

•	Review of Company-provided waterfall distribution models, especially related to the Common Equity valuations of the Pacific Residential Land Equity Participation and Coastal SoCal Residential A&D Equity Participation;

•	Review of Company-provided valuations, especially related to the internal-valuation of the Central US Select Service Hotel;

•	Review of all client-provided information and discussions with relevant members of the Company and/or Company Advisor’s deal teams to discuss the valuations and related information in order to understand the expectations and intent regarding each investment;

•	Review and discussion of any recent third party appraisal reports or other client-provided information, as appropriate;

•	Consideration of general economic and industry trends and the investment’s operating and financial results (including audited financial statements, where available);

•	Consideration of all other facts and data that are pertinent to the investments as disclosed by the Company and/or Company Advisor;

•	Delivery of a range of values with midpoint estimates for each of the assets as well as underlying assumptions used in the analysis as appropriate.

Colony NorthStar Acquisitions, LLC

Definitions

Leased Fee – An ownership interest held by a landlord with the rights of use and occupancy conveyed by a lease to others. The rights of the lessor (the leased fee owner) and the leased fee are specified by contract terms contained within a lease.

Fee Simple – Absolute ownership unencumbered by any other interest or estate, subject only to the limitations imposed by the governmental powers of taxation, eminent domain, police power, and escheat.

History of the Subject Properties

To the best of our knowledge, none of the Real Estate – Equity Investments have been involved in any transactions over the past three years. Further, we are unaware of any listings currently involving the subject properties. Aside from the aforementioned business combination involving the subject properties, we are unaware of any properties held under contract.

Identification of Type of Appraisal and Type of Report

A general outline of our scope of work is presented previously and includes the preparation of an appraisal report in a Restricted Appraisal Report format that complies with Standards Rule 2-2(b) of USPAP. The analysis and conclusions set forth in the report may not be understood properly without additional information contained in our work files.

Purpose and Intended Use of the Appraisal

The purpose of this appraisal is to estimate the “as is” fair values of the Company’s Investments, which primarily consist of Real Estate Debt Investments, Operating Real Estate, Limited Partnership Interests, Real Estate Securities, Preferred Equity, Securitization Bonds Payable, and Credit Facilities as of March 31, 2017 subject to the definition of fair value, the general assumptions, special assumptions, limiting conditions, and the certification as set forth in the attached appraisal report. This appraisal was completed in connection with a business combination transaction between Nova I, Nova II, and Constellation.

Date of Opinion of Value

The effective date of value is March 31, 2017.

Exposure Time/Marketing Period

Exposure time is defined by USPAP as follows:

The estimated length of time the property interest being appraised would have been offered on the market prior to the hypothetical consummation of a sale at market value on the effective date of the appraisal; a retrospective opinion based upon an analysis of past events assuming a competitive and open market.

Colony NorthStar Acquisitions, LLC

We have estimated the exposure and marketing time for each of the subject real estate assets in the portfolio. For the real estate assets, which consist of net-leased properties, we have estimated the exposure/marketing time at 4 to 6 months.

Highest and Best Use

As defined by the Appraisal Institute in The Dictionary of Real Estate Appraisal, 6th edition, “highest and best use” is:

The reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the highest and best use must meet are:

- Legal Permissibility

- Physical Possibility

- Financial Feasibility

- Maximum Productivity

The above definition of highest and best use applies to use of a site as though vacant, as well as to the property as improved. When a site contains improvements, the highest and best use may be determined to be different from the existing use. The existing use will continue unless and until the land value in its highest and best use exceeds the sum of the value of the entire property in its existing use plus the cost to remove the improvements.

The highest and best use was determined for each of the real estate assets. For the office properties, the highest and best use as vacant was for office development; the highest and best use as improved was for continued use as office properties. For the retail properties, the highest and best use as vacant was for retail development; the highest and best use as improved was for continued use as retail developments. For the Pacific Residential Land Equity Participation and Coastal SoCal Residential A&D Equity Participation common equity interests, the highest and best use as vacant was for residential development; the highest and best use as improved was for a subdivision development. For the Central US Select Service Hotel, the highest and best use as vacant was for commercial development; the highest and best use as improved was for a hotel.

Colony NorthStar Acquisitions, LLC

Valuation Theory

In traditional valuation theory, the three approaches to estimating the value of an asset are the cost approach, sales comparison approach, and income capitalization approach. Each approach assumes valuation of the property at the properties highest and best use. From the indications of these analyses, an opinion of value is reached based upon expert judgment within the outline of the appraisal process. In this analysis, we have considered the income approach as our primary indicator of value, with secondary consideration given to a survey of comparable sales data. We did not use the cost approach as this approach is not typically considered by investors of similar property types.

Sales Comparison Approach

The sales comparison approach estimates value based on what other purchasers and sellers in the market have agreed to as price for comparable improved properties. This approach is based upon the principle of substitution, which states that the limits of prices, rents, and rates tend to be set by the prevailing prices, rents, and rates of equally desirable substitutes.

Income Capitalization Approach

The income capitalization approach simulates the reasoning of an investor who views the cash flows that would result from the anticipated revenue and expense on a property throughout its lifetime. The net income developed in our analysis is the balance of potential income remaining after vacancy and collection loss, and operating expenses. This net income is then capitalized at an appropriate rate to derive an estimate of value or discounted by an appropriate yield rate over a typical projection period in a discounted cash flow analysis. Thus, two key steps are involved: (1) estimating the net income applicable to the subject and (2) choosing appropriate capitalization rates and discount rates. The appropriate rates are ones that will provide both a return on the investment and a return of the investment over the life of a particular property.

Correlation and Conclusion

Each appraisal approach to value is utilized to as a check to the other. Inherent in each is an interpretation of market conditions as they affect the subject property. The quality and the quantity of the data in each approach are considered, along with the relevance of each to the property. For this analysis, we have considered the income approach as our primary indicator of value. We have additionally gathered comparable sales throughout the various subject markets as secondary support for our value estimates.

Colony NorthStar Acquisitions, LLC

Income Capitalization Approach

The income capitalization approach is based on the premise that value is created by the expectation of future benefits. We estimated the present value of those benefits to derive an indication of the amount that a prudent, informed purchaser-investor would pay for the right to receive them as of the valuation date.

This approach requires an estimation of the net operating income of a property. The estimated net operating income is then converted to a value indication by use of either the direct capitalization method or the discounted cash flow analysis.

The discounted cash flow (“DCF”) analysis focuses on the operating cash flows expected from the property and the anticipated proceeds of a hypothetical sale at the end of an assumed holding period. These amounts are then discounted to their present value. The discounted present values of the income stream and the reversion are added to obtain a value indication. Because benefits to be received in the future are worth less than the same benefits received in the present, this method weights income projected in the early years more heavily than the income and the sale proceeds to be received later.

Direct capitalization uses a single year’s stabilized net operating income as a basis for a value indication. It converts estimated “stabilized” annual net operating income to a value indication by dividing the income by a capitalization rate. The rate chosen includes a provision for recapture of the investment and should reflect all factors that influence the value of the property, such as tenant quality, property condition, neighborhood change, market trends, interest rates and inflation. The rate may be inferred from local market transactions or, when transaction evidence is lacking, obtained from trade sources.

In some situations, both methods yield similar results. The DCF method is more appropriate for the analysis of investment properties with multiple leases particularly leases with cancellation clauses or renewal options, and especially in volatile markets. The direct capitalization method is normally more appropriate for properties with relatively stable operating histories and expectations. For the purposes of this analysis, we have only considered the discounted cash flow method.

Leased Status of the Real Estate – Equity Assets

The real estate assets include 13 triple-net leased (primarily single-tenant) retail and office properties, two (2) common equity interests in the Pacific Residential Land Equity Participation and Coastal SoCal Residential A&D Equity Participation residential subdivisions, and one (1) hotel known as the Central US Select Service Hotel. The 13 retail and office properties operate on triple net leases. No leases exist under the common equity interests or hotel. Forward-looking cash flows for the common equity interests and hotel were based on historical and projected income. The revenue for the common equity interests included sales of residential lots and/or homes and the revenue for the hotel was based on an analysis of ADR and occupancy.

Colony NorthStar Acquisitions, LLC

Market Rent Analysis

For the retail and office properties, the factors we considered in determining market rental rates were:

•	Current contract rent levels at the subject properties

•	Recently signed leases at the subject properties

•	Asking rates at competitive properties

•	Current contract rents and recently signed leases at comparable properties

Market Rent Estimate

The market rental rates for the triple-net leased retail and office properties were estimated from market data that was gathered specific to each property. Market rental rates include escalations as estimated based on our research. Our market rental rate estimates are based a net effective rate; thus, additional concessions have not been applied. Any leases that were recently signed were also considered in our analysis of a market rent estimate.

Reimbursements

For the triple-net leased retail and office properties, contract reimbursements were modeled on a net basis where the tenant is responsible for all operating expenses. Furthermore, reserves were included as a reimbursement if the landlord is further not responsible for any capital expenditures.

Vacancy and Collection Loss

Vacancy and collection loss have been applied in our analysis on a property-by-property basis depending on the tenant mix and market. In most cases, it has been excluded for the single-tenant, net-leased properties.

Expense Analysis

In estimating operating expenses for the real estate assets, we have relied upon historical and projected operating expenses provided by the Company. In the absence of sufficient historical or projected operating expenses at the property level, which is typical for net-leased properties as tenants typically pay expenses, directly, we have supplemented expenses based on survey data. Each item of expense was analyzed, and we developed an opinion of a level of expense we believe a typical investor would consider reasonable.

Capital Improvements

Based on conversations with the Company, there are no capital expenditures at the subject properties outside of regular maintenance. Reserves for replacement have been included in our analysis as a capital item, as appropriate, based on a review of the leases at the retail and office properties. The amount of the reserve is based on property type and condition.

Operating Statement

In estimating the pro forma operating cash flows, the historical and projected revenues and expenses have been considered, as appropriate. In cases where expenses were not provided, expenses have been estimated using expense survey data. Operating statements for the common equity interests and hotel have been developed by the Company and reviewed to assess their reasonableness. Independent cash flows were not developed.

Colony NorthStar Acquisitions, LLC

Discounted Cash Flow Method

The discounted cash flow method involves the following steps:

•	Estimate the subject’s Potential Gross Income (PGI) through an analysis of the subject’s actual historic income and an analysis of competitive market rental rates.

•	Estimate and deduct vacancy and collection losses from PGI to develop the Effective Gross Income (EGI).

•	Develop and subtract operating expenses from EGI to derive the Net Operating Income (NOI).

•	Estimate and deduct capital costs (i.e., tenant improvements, leasing commissions, capital repairs and replacements) from the NOI to derive the cash flow.

•	Develop the appropriate discount (Yo) and terminal capitalization rate (Rt).

•	Convert the cash flow and reversion into present value using the discount rate (Yo).

In applying the DCF technique, we estimated operating results over a hypothetical stabilized holding period and assumed the properties would be sold at the end of following year for a price calculated by capitalizing the projected following year’s net income. The cash flows were then discounted at a rate reflective of current market conditions, bearing in mind the investment characteristics of the property.

For a certain property held within the Retail Net Lease Portfolio and the common equity positions, we have not included a reversion. One property within the Retail Net Lease Portfolio is encumbered by a shortly-expiring ground lease; thus, we feel that the in-place operating lease will not be renewed and the building will revert back to the fee simple owner of the land. Furthermore, a residual value is not calculated in subdivision analyses.

Discounted Cash Flow Assumptions, Forecast, and Conclusion

Exhibits detailing the assumptions applied in the discounted cash flow analysis as well as our cash flow forecast and conclusions for the 13 triple-net leased retail and office properties have been provided under separate cover. Furthermore, we have provided our conclusions of the common equity and hotel valuations based on Company-provided cash flows under separate cover.

Capitalization Rate

The capitalization rate is the factor that converts the stabilized net operating income (NOI) to a present value. It is the ratio of net income to value or sale price.

NOI ÷ Sale Price = Capitalization Rate

Colony NorthStar Acquisitions, LLC

The following exhibit details national overall capitalization rates extracted from the PwC Real Estate Investor Survey as of the 1st Quarter 2017, as well as the Situs RERC Report as of the 1st Quarter 2017.

Overall Capitalization Rates
Source	Dated	Market	Property Type	Minimum	Maximum	Average
PwC Real Estate Investor Survey	1st Quarter 2017	National	NNN Lease	5.25%	9.00%	6.75%
PwC Real Estate Investor Survey	1st Quarter 2017	National	Suburban Office	5.00%	9.50%	6.61%
PwC Real Estate Investor Survey	1st Quarter 2017	National	Strip Shopping Center	4.00%	9.50%	6.32%
PwC Real Estate Investor Survey	1st Quarter 2017	National	Full Service Lodging	6.00%	10.00%	7.90%
RERC	1st Quarter 2017	National	Office	5.50%	8.00%	6.60%
RERC	1st Quarter 2017	National	Neigh/Comm	5.00%	7.00%	5.80%

In addition to the surveys above, we have considered capitalization rates from recently acquired properties within the Company’s portfolio as well as recent sales pulled from sale comparables.

Capitalization Rate Conclusion

Capitalization rates were selected on a property-by-property basis. Surveys used for each of the 13 triple-net leased retail and office properties, as well as comparables pulled from the market, have been provided under separate cover.

Terminal Capitalization Rate

The terminal capitalization rate, or residual capitalization rate, is applied at the end of the holding period to estimate the reversionary value. The following exhibit details national terminal capitalization rates extracted from the PwC Real Estate Investor Survey as of the 1st Quarter 2017, as well as the Situs RERC Report as of the 1st Quarter 2017.

Terminal Capitalization Rates
Source	Dated	Market	Property Type	Minimum	Maximum	Average
PwC Real Estate Investor Survey	1st Quarter 2017	National	NNN Lease	6.00%	9.00%	7.63%
PwC Real Estate Investor Survey	1st Quarter 2017	National	Suburban Office	6.00%	10.50%	7.39%
PwC Real Estate Investor Survey	1st Quarter 2017	National	Strip Shopping Center	4.75%	9.75%	6.56%
PwC Real Estate Investor Survey	1st Quarter 2017	National	Full Service Lodging	7.00%	10.00%	8.40%
RERC	1st Quarter 2017	National	Office	6.30%	8.50%	7.20%
RERC	1st Quarter 2017	National	Neigh/Comm	5.50%	7.80%	6.40%

Additional survey data, and our conclusion of terminal rates for each of the 13 triple-net leased retail and office properties has been provided under separate cover. A 9% terminal capitalization rate was used in the Company-provided valuation of the hotel.

Discount Rate

The following exhibit details national discount rates extracted from the PwC Real Estate Investor Survey as of the 1st Quarter 2017, as well as the Situs RERC Report as of the 1st Quarter 2017. The National Development Land discount rates were extracted from the 4th Quarter 2016 PwC Real Estate Investor Survey as they are not published quarterly.

Discount Rates
Source	Dated	Market	Property Type	Minimum	Maximum	Average
PwC Real Estate Investor Survey	1st Quarter 2017	National	NNN Lease	6.00%	10.00%	8.00%
PwC Real Estate Investor Survey	1st Quarter 2017	National	Suburban Office	6.00%	10.50%	7.88%
PwC Real Estate Investor Survey	1st Quarter 2017	National	Strip Shopping Center	5.00%	10.50%	7.39%
PwC Real Estate Investor Survey	1st Quarter 2017	National	Full Service Lodging	8.00%	13.00%	10.19%
PwC Real Estate Investor Survey	4th Quarter 2016	National	Development Land	10.00%	20.00%	16.00%
RERC	1st Quarter 2017	National	Office	7.00%	10.00%	8.30%
RERC	1st Quarter 2017	National	Neigh/Comm	5.80%	8.50%	7.20%

Colony NorthStar Acquisitions, LLC

Additional survey data, and our conclusion of discount rates for each of the 13 triple-net leased retail and office properties has been provided under separate cover. A 10.75% discount rate was used in the Company-provided valuation of the hotel. Furthermore, a 16% discount rate was used in the valuation of the two (2) common equity interests in the Pacific Residential Land Equity Participation and Coastal SoCal Residential A&D Equity Participation residential subdivisions.

Colony NorthStar Acquisitions, LLC

Reconciliation and Value Conclusions

The following Exhibit depicts the fair value estimates of the 13 triple-net leased retail and office properties.

Constellation

Valuation of NNN Assets

As of March 31, 2017

Summary of Values

Entity	Property Type	State	Ground Lease	Year 1 NOI	Implied Cap Rate	Terminal Cap Rate	Discount Rate	Low End of Range (2)	Mid of Range	High End of Range (2)
Colorado Office Net Lease	Office	CO		$3,750,717	7.26%	7.50%	8.50%	$49,910,000	$51,680,000	$53,530,000
Retail Net Lease Portfolio	Retail	IL	Y	$575,003	6.90%	6.75%	7.50%	$8,040,000	$8,330,000	$8,630,000
Retail Net Lease Portfolio	Retail	NY	Y	$453,696	6.85%	6.75%	7.50%	$6,390,000	$6,620,000	$6,860,000
Retail Net Lease Portfolio	Retail	MA	Y	$487,032	6.97%	7.00%	7.75%	$6,750,000	$6,990,000	$7,240,000
Retail Net Lease Portfolio	Retail	MA	Y	$458,311	6.75%	6.75%	7.50%	$6,560,000	$6,790,000	$7,040,000
Retail Net Lease Portfolio	Retail	KS		$609,750	7.08%	7.00%	7.75%	$8,320,000	$8,610,000	$8,920,000

Retail Net Lease Portfolio	Retail	NH		$926,195	7.35%	7.50%	8.25%	$12,170,000	$12,600,000	$13,040,000
Retail Net Lease Portfolio	Retail	NH

Ohio Office Net Lease	Office	OH		$1,593,132	4.39%	7.25%	8.25%	$35,000,000	$36,330,000	$37,720,000
Indiana Shopping Center Lease	Retail	IN	Y	$437,499	6.70%	7.00%	7.75%	$6,310,000	$6,530,000	$6,770,000

New Jersey Office Net Lease	Office	NJ		$1,623,453	7.92%	8.00%	8.75%	$19,800,000	$20,510,000	$21,250,000
New Jersey Office Net Lease	Office	NJ
Indianapolis Office Net Lease	Office	IN		$2,675,468	7.30%	7.50%	8.50%	$35,410,000	$36,660,000	$37,960,000
New Hampshire Shopping Center Lease	Retail	NH		$774,825	7.47%	7.50%	8.25%	$10,020,000	$10,370,000	$10,740,000
Maine Shoppine Center Lease	Retail	ME	Y	$854,863	N/A	N/A	7.75%	$6,100,000	$6,250,000	$6,410,000

Total								$210,780,000	$218,270,000	$226,110,000

Notes:

(1)	The tenant’s lease expires July 31, 2028 (with no future options) and the ground lease expires November 30, 2030. We have valued the property assuming the tenant vacates at the end of their term and expenses are incurred until the ground lease expires thereafter
(2)	The midpoint discount rate has been adjusted +/- 50 basis points to produce a range of value.

The total fair value range reflected above is equal to the gross asset value of the real estate assets. All of the triple-net leased retail and office properties are 100% owned by the Company. In addition to the gross asset value, we also marked-to-market the property-level debt. The mark-to-market is found on the following page.

Colony NorthStar Acquisitions, LLC

Constellation

NNN Assets Debt Mark to Market

As of March 31, 2017

Summary of Value

Market Interest Rates:
1 Year Treasury	1.03%
2 Year Treasury	1.27%
3 Year Treasury	1.50%
5 Year Treasury	1.93%
7 Year Treasury	2.22%
10 Year Treasury	2.40%

	Retail	Office
Market Loan to Value Ratio:	75.00%	75.00%
Market Spread (Basis Points):	200	175
Mezzanine Rate:	N/A	N/A

Entity	Property Type State		Collateral Fair Value	Outstanding Principal	Loan to Value Ratio	Maturity Date	Remaining Term (Years)	Contract Interest Rate	Interest Calculation	Market Benchmark Interest Rate	Spread	Market Interest Rate	Current Market Loan Valuation	(Above)/Below Market Debt Value
Colorado Office Net Lease	Office	CO	$51,680,000	$32,600,000	63.08%	8/1/2026	9.34	4.080%	Actual/360	2.40%	175	4.15%	$32,432,582		$167,418
Retail Net Lease Portfolio	Retail	IL	$8,330,000	$4,585,359	55.05%	11/1/2026	9.59	4.448%	Actual/360	2.40%	200	4.40%	$4,602,046	-$	16,687
Retail Net Lease Portfolio	Retail	KS	$8,610,000	$5,709,319	66.31%	11/1/2026	9.59	4.448%	Actual/360	2.40%	200	4.40%	$5,730,095	-$	20,777

Retail Net Lease Portfolio	Retail	NH	$12,600,000	$9,200,557	73.02%	11/1/2026	9.59	4.448%	Actual/360	2.40%	200	4.40%	$9,234,039	-$	33,481
Retail Net Lease Portfolio	Retail	NH

Indiana Shopping Center Net Lease	Retail	IN	$6,530,000	$3,590,704	54.99%	11/1/2026	9.59	4.448%	Actual/360	2.40%	200	4.40%	$3,603,771	-$	13,067

New Jersey Office Net Lease	Office	NJ	$20,510,000	$13,260,000	64.65%	6/1/2021	4.17	4.000%	Actual/360	1.93%	175	3.68%	$13,422,626	-$	162,626
New Jersey Office Net Lease	Office	NJ

Indianapolis Office Net Lease (1)	Office	IN	$36,660,000	$25,034,118	68.29%	8/1/2017	0.34	6.060%	Actual/360	1.03%	175	2.78%	$25,380,989		$0
New Hampshire Shopping Center Net LeaseRetail		NH	$10,370,000	$7,748,361	74.72%	11/1/2026	9.59	4.448%	Actual/360	2.40%	200	4.40%	$7,776,558	-$	28,197
Maine Shopping Center Net Lease	Retail	ME	$6,250,000	$2,773,994	44.38%	7/17/2023	6.30	3.144%	Actual/360	2.22%	200	4.22%	$2,411,686		$362,308

Total			$218,270,000	$104,502,412									$104,594,391		$254,892

Notes:

(1)	Due to the limited remaining term of the debt for the Indianapolis Office Net Lease Asset, we have valued the outstanding debt at par.

Colony NorthStar Acquisitions, LLC

The following Exhibit depicts the fair value estimates of the common equity positions.

Constellation

Common Equity Valuation

As of March 31, 2017

Summary of Value

Property Name	Ownership%	Discount Rate	Low End of Range (2)	Mid of Range	High End of Range (2)
			at Ownership%
Pacific Residential Land Equity Participation (1)	50.00%	16.00%	$4,444,822	$4,459,993	$4,475,216
Coastal SoCal Residential A&D Equity Participation (1)	50.00%	16.00%	$10,031,438	$10,085,925	$10,142,528

Total			$14,476,261	$14,545,918	$14,617,744

Notes

(1)	Values derived by a review of Colony’s valuation and waterfall model to the equity level.
(2)	The midpoint discount rate has been adjusted +/- 50 basis points to produce a range of value.

As previously stated, the equity values were derived by a review of the Company’s internal valuation and waterfall model. The Company owns 50% of the equity.

The following Exhibit depicts the fair value estimates of the Central US Select Service Hotel.

Constellation

Hyatt House

As of March 31, 2017

Summary of Value

Property Name	Ownership%	Year 1 EBITDA	Implied Cap Rate	Terminal Cap Rate	Discount Rate	Low End of Range (2)	Mid of Range	High End of Range (2)
						at Ownership%
Central US Select Service Hotel (1)	96.00%	$300,567	3.51%	9.00%	10.75%	$8,390,413	$8,563,072	$8,740,295

Total						$8,390,413	$8,563,072	$8,740,295

Notes

(1)	Valuation derived by a review of Colony’s valuation and assessing reasonableness of inputs and conclusions.
(2)	The midpoint discount rate has been adjusted +/- 50 basis points to produce a range of value.

As previously stated, the fair value was derived by a review of the Company’s internal valuation. The Company owns 96% of the property.

Colony NorthStar Acquisitions, LLC

General Assumptions and Limiting Conditions

This appraisal report is subject to the following general assumptions and limiting conditions:

1.	No investigation has been made of, and no responsibility is assumed for, the legal description or for legal matters including title or encumbrances. Title to the properties is assumed to be good and marketable unless otherwise stated. The properties are further assumed to be free and clear of liens, easements, encroachments and other encumbrances unless otherwise stated, and all improvements are assumed to lie within property boundaries.

2.	Information furnished by others, upon which all or portions of this report are based, is believed to be reliable, but has not been verified in all cases. No warranty is given as to the accuracy of such information.

3.	It is assumed that all required licenses, certificates of occupancy, consents, or other legislative or administrative authority from any local, state, or national government or private entity or organization have been, or can readily be obtained, or renewed for any use on which the value estimates provided in this report are based.

4.	Full compliance with all applicable federal, state and local zoning, use, occupancy, environmental, and similar laws and regulations is assumed, unless otherwise stated.

5.	No responsibility is taken for changes in market conditions and no obligation is assumed to revise this report to reflect events or conditions, which occur subsequent to the appraisal date hereof.

6.	Responsible ownership and competent property management are assumed.

7.	The allocation, if any, in this report of the total valuation among components of the properties applies only to the program of utilization stated in this report. The separate values for any components may not be applicable for any other purpose and must not be used in conjunction with any other appraisal.

8.	Areas and dimensions of the properties were obtained from sources believed to be reliable. Maps or sketches, if included in this report, are only to assist the reader in visualizing the properties and no responsibility is assumed for their accuracy. No independent surveys were conducted.

9.	It is assumed that there are no hidden or unapparent conditions of the properties, subsoil, or structures that affect value. No responsibility is assumed for such conditions or for arranging for engineering studies that may be required to discover them.

10.	No soil analysis or geological studies were ordered or made in conjunction with this report, nor was an investigation made of any water, oil, gas, coal, or other subsurface mineral and use rights or conditions.

11.	Neither Duff & Phelps, LLC nor any individuals signing or associated with this report shall be required by reason of this report to give further consultation, to provide testimony or appear in court or other legal proceedings, unless specific arrangements thereto for have been made.

12.	This appraisal has been made in conformance with, and is subject to, the requirements of the Code of Professional Ethics and Standards of Professional Conduct of the Appraisal Institute and the Uniform Standards of Professional Appraisal Practice.

13.	We have not been engaged nor are we qualified to detect the existence of hazardous material, which may or may not be present on or near the properties. The presence of potentially hazardous substances such as asbestos, urea-formaldehyde foam insulation, industrial wastes, etc. may affect the value of the properties. The value estimate herein is predicated on the assumption that there is no such material on, in, or near the properties that would cause a loss in value. No responsibility is assumed for any such conditions or for any expertise or engineering knowledge required to discover them. The client should retain an expert in this field if further information is desired.

Colony NorthStar Acquisitions, LLC

14.	The date of value to which the conclusions and opinions expressed in this report apply is set forth in the opinion letter at the front of this report. Our value opinion is based on the purchasing power of the United States’ dollar as of this date.

15.	The Americans with Disabilities Act (“ADA”) became effective January 26, 1992. We have not made a specific compliance survey and analysis of these properties to determine whether or not it is in conformity with the various detailed requirements of the ADA. It is possible that a compliance survey of the properties along with a detailed study of ADA requirements could reveal that the properties are not in compliance with the act. If so, this would have a negative effect on the property values. We were not furnished with any compliance surveys or any other documents pertaining to this issue and therefore did not consider compliance or noncompliance with the ADA requirements when estimating the value of the properties.

16.	In accordance with our agreement, this report is limited to the value of the Investments. One or more additional issues may exist that could affect the Federal tax treatment of the Investments with respect to which we have prepared this report. This report does not consider or provide a conclusion with respect to any of those issues. With respect to any significant Federal tax issue outside the scope of this report, this report was not written, and cannot be used, by anyone for the purpose of avoiding Federal tax penalties.

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with the Company’s consent:

17.	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not independently verify such information;

18.	Relied upon the fact that the Board of Directors and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken;

19.	Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expresses no opinion with respect to such projections or the underlying assumptions;

20.	Assumed that information supplied and representations made by Company management are substantially accurate regarding the Company and the Proposed Transaction

21.	Assumed that the representations and warranties made are substantially accurate;

22.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

23.	Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of the Company [or the Target] since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

24.	Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the [Agreement] without any amendments thereto or any waivers of any terms or conditions thereof; and

Colony NorthStar Acquisitions, LLC

25.	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Company [or the contemplated benefits expected to be derived in the Proposed Transaction].

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.

Duff & Phelps did not evaluate the Company’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Company, or any alternatives to the Proposed Transaction, (ii) negotiate the terms of the Proposed Transaction, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, be negotiated among the parties to the Agreement and the Transaction, or (iii) advise the Board of Directors or any other party with respect to alternatives to the Proposed Transaction.

Duff & Phelps is not expressing any opinion as to the market price or value of the Company’s common stock [or the Target’s common stock] (or anything else) after the announcement or the consummation of the Proposed Transaction. This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons, relative to the consideration to be received by the public shareholders of the Company in the Proposed Transaction, or with respect to the fairness of any such compensation.

This Opinion is furnished solely for the use and benefit of the Board of Directors in connection with its consideration of the Proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent. This Opinion (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; (ii) does not address any transaction related to the Proposed Transaction; (iii) is not a recommendation as to how the Board of Directors or any stockholder should vote

Colony NorthStar Acquisitions, LLC

or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, and (iv) does not indicate that the consideration [paid / received] is the best possibly attainable under any circumstances; instead, it merely states whether the consideration in the Proposed Transaction is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This letter should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

This Opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with this letter shall be limited in accordance with the terms set forth in the engagement letter between Duff & Phelps and the Company dated May 23, 2017 (the “Engagement Letter”). This letter is confidential, and its use and disclosure is strictly limited in accordance with the terms set forth in the Engagement Letter.

Colony NorthStar Acquisitions, LLC

Extraordinary Assumptions and Hypothetical Conditions

When a value opinion is subject to an extraordinary assumption or hypothetical condition, the appraiser must state that condition so that its effect on the value opinion or conclusion is clear. An extraordinary assumption is an assumption that is directly related to a specific assignment, which if found to be false, could alter the appraiser’s opinions or conclusions. Extraordinary assumptions presume as fact otherwise uncertain information about physical, legal, or economic characteristics of the subject properties; or about conditions external to the properties such as market conditions or trends; or about the integrity of data used in an analysis. An extraordinary assumption may be used in an assignment only if:

•	It is required to property develop credible opinions and conclusions;

•	The appraiser has a reasonable basis for the extraordinary assumption;

•	Use of the extraordinary assumption results in a credible analysis; and

•	The appraiser complies with the disclosure requirements set forth in USPAP for extraordinary assumptions.

Hypothetical conditions assume conditions contrary to known facts about physical, legal, or economic characteristics of the subject properties; or about conditions external to the property, such as market conditions or trends; or about the integrity of data used in an analysis. A hypothetical condition may be used in an assignment only if:

•	Use of the hypothetical condition is clearly required for legal purposes, for purposes of reasonable analysis, or for purposes of comparison;

•	Use of the hypothetical condition results in a credible analysis; and

•	The appraiser complies with the disclosure requirements set forth in USPAP for hypothetical conditions.

This appraisal is not subject to any hypothetical conditions.

This appraisal is subject to the following extraordinary assumptions:

•	We have relied on information provided by the client as it relates to building size, year of construction, land size and other physical, financial and economic characteristics. It is an extraordinary assumption of this appraisal that this information is accurate and was not misrepresented.

•	We relied on all lease information provided by the client through rent rolls and Argus models, as it relates to current rent amount, rent commencement and expiration dates, rent increase amounts and dates, and other information pertaining to the subject property leases. It is an extraordinary assumption of this appraisal that the information provided within the rent rolls is accurate and reflective of the lease documents.

•	We relied on historical operating statements as well as budgets provided by the client to project revenues, expenses, and capital expenditures as it relates to each subject property. It is an extraordinary assumption of this appraisal that the historical and budgeted operating information provided is accurate and reflective of each subject property.

The use of extraordinary assumptions may have an effect on assignment results.

Colony NorthStar Acquisitions, LLC

Certification

We certify that, to the best of our knowledge and belief:

•	The statements of fact contained in this report are true and correct.

•	The reported analyses, opinions and conclusions are limited only by the reported assumptions and limiting conditions and is our personal, unbiased professional analyses, opinions and conclusions.

•	We have no present or prospective interest in the properties that are the subject of this report and no personal interest with respect to the parties involved. We have no bias with respect to the properties that are the subject of this report or to the parties involved.

•	Our engagement in this assignment was not contingent upon developing or reporting predetermined results.

•	Our compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.

•	Our analyses, opinions, and conclusions were developed and this report has been prepared in conformity with the Uniform Standards of Professional Appraisal Practice (USPAP).

•	The reported analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Code of Professional Ethics & Standards of Professional Appraisal Practice of the Appraisal Institute, which include the Uniform Standards of Professional Appraisal Practice.

•	The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.

•	For the purposes of this analysis, no one has inspected the properties that are the subject of this report and the analysis has been completed on a desktop basis.

•	No one provided significant real property appraisal assistance to the persons signing this certification.

•	We have performed no services, as an appraiser or in any other capacity, regarding the properties that are the subject of this report.

•	As of the date of this report, Tom R. Jeffries, MAI, Michael S. Kendzior, MAI, James P. Martin, MAI, Kristin L. McGrath, MAI, and Joseph J. Sisson, MAI have completed the continuing education program for Designated Members of the Appraisal Institute.

Colony NorthStar Acquisitions, LLC

/s/ Tom R. Jeffries	/s/ Michael S. Kendzior
Tom R. Jeffries, MAI Director, Duff & Phelps, LLC Colorado Certified General Real Estate Appraiser License # CG100040237; Expires: 12/31/2017

Michael S. Kendzior, MAI

Director, Duff & Phelps, LLC

New York Certified General Real Estate Appraiser

License # 46000022619; Expires 6/24/2018

Kansas Certified General Real Estate Appraiser

License # G-1218; Expires 6/30/2018

Ohio Certified General Real Estate Appraiser

License # 391889; Expiration: 1/15/2018

/s/ James P. Martin	/s/ Kristin L. McGrath

James P. Martin, MAI

Director, Duff & Phelps, LLC

Massachusetts Certified General Real Estate Appraiser

License # 75250; Expires: 4/23/2018

New Hampshire Certified General Real Estate Appraiser

License # NHCG-849; Expires: 4/30/2019

Maine Certified General Real Estate Appraiser

License # CG3241; Expires: 12/31/2017

Kristin L. McGrath, MAI

Director, Duff & Phelps, LLC

Illinois Certified General Real Estate Appraiser

License # 553.002349; Expires 9/30/2019

Indiana Certified General Real Estate Appraiser

License # CG41500065; Expires 6/30/2018

/s/ Joseph J. Sisson
Joseph J. Sisson, MAI Director, Duff & Phelps, LLC New Jersey Certified General Real Estate Appraiser License # 42RG00245600; Expires: 12/31/2017